Filed by Quinton Cardiology Systems, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Quinton Cardiology Systems, Inc.
Commission File No.: 000-49755
     This filing relates to a proposed business combination between Quinton Cardiology Systems, Inc. (“Quinton”) and Cardiac Science, Inc. (“Cardiac Science”), pursuant to the terms of an Agreement and Plan of Merger, dated as of February 28, 2005, as amended June 23, 2005 (the “Merger Agreement”), by and among Quinton, Cardiac Science, CSQ Holding Company (“Newco”), Rhythm Acquisition Corporation, and Heart Acquisition Corporation.
About Quinton Cardiology Systems
     Quinton develops, manufactures, markets and services a family of advanced cardiology products used in the diagnosis, monitoring and management of patients with cardiovascular disease. Quinton markets its products under the Quinton and Burdick brand names. Quinton’s shares are quoted on the NASDAQ National Market under the trading symbol “QUIN”. On February 28, 2005, Quinton announced the signing of the Merger Agreement with Cardiac Science, Inc. The merger is subject to approvals of both Quinton and Cardiac Science shareholders and other closing conditions. For more information, visit the Quinton web site at www.quintoncardiology.com or contact Quinton at (800) 426-0337.
     Quinton recently launched a new web site at www.quintoncardiology.com. The two previous web-sites, www.quinton.com and www.burdick.com, continue to be available for specific information on Quinton and Burdick brand products.
About Cardiac Science
     Cardiac Science develops, manufactures and markets a complete line of Powerheart® brand, automatic public access defibrillators (AEDs), and offers comprehensive AED/CPR training and AED program management services that facilitate successful deployments. The company makes the Powerheart® CRM® the only FDA-cleared therapeutic patient monitor that instantly and automatically treats hospitalized cardiac patients who suffer life-threatening heart rhythms. Cardiac Science also manufactures its AED products on a private label basis for other leading medical companies such as Nihon Kohden (Japan), Quinton Cardiology Systems and GE Healthcare. For more information please visit www.cardiacscience.com or call (949) 797-3800.

Where to Find Additional Information about the Merger
     Under the terms of the Merger Agreement, the parties have formed a new corporation, CSQ Holding Company, and two wholly-owned acquisition subsidiaries of CSQ Holding Company that will merge with and into Quinton and Cardiac Science, respectively. As part of the proposed transaction, Quinton will also merge into CSQ Holding Company. CSQ Holding Company has filed a definitive joint proxy statement/prospectus in connection with the proposed merger transaction. Investors and security holders are urged to read the definitive joint proxy statement/prospectus carefully because it sets forth important information about the proposed transaction. Investors and security holders may obtain free copies of these documents and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Quinton by contacting Investor Relations at (425) 402-2009.
     Quinton and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Quinton in connection with the proposed merger transaction. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the joint proxy statement/prospectus of Quinton and Cardiac Science described above. Additional information regarding the directors and executive officers of Quinton is also included in Quinton’s Annual Report on Form 10-K/A for the year ended December 31, 2004, which was filed with the Securities and Exchange Commission on or about April 22, 2005. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Quinton by contacting Investor Relations at (425) 402-2009.
QUINTON CARDIOLOGY SYSTEMS, INC.
Moderator: John Hinson
August 3, 2005
3:30 pm CT

Operator:	Good afternoon. My name is (Tasha) and I will be your conference facilitator. At this time I would like to welcome everyone to the Quinton Cardiology Systems Quarter Two Earnings conference call.

All lines have been placed on mute to prevent any background noise. After the speakers’ remarks there will be a question and answer period. If you would like to ask a question during this time simply press star then the number 1 on your telephone keypad. If you would like to withdraw your question press star then the number 2 on your telephone keypad.

Thank you. Mr. Hinson, you may begin your conference.

John Hinson:	Thank you (Tasha). Good afternoon and welcome to the Quinton Cardiology Second Quarter 2005 Earnings conference call. I’m John Hinson, Quinton’s Chief Executive Officer. With me on the call today is Mike Matysik, our Chief Financial Officer.

A press release summarizing our second quarter earnings was issued about 30 minutes ago. If you don’t have a copy of this release but would like one please call us and we will get you a copy after the call.

Those of you who have seen the press release will note that we were within the ranges of our previously announced expectations for revenue and, after adjusting for merger related litigation costs, for earnings as well. We also improved our gross margin by over two percentage points and, again after adjusting for merger related litigation costs, achieved double digit growth in both operating profit and earnings per share.

In addition we generated another $1.4 million in cash from operations during the quarter for a total of $2.4 million year to date. Mike will start us off with a summary of our second quarter financial performance.

Mike Matysik:	Thanks John. Before we proceed I’d like to remind you that during our call today we will make statements relating to our expectations about future prospects, plans, and financial results that involve a number of risks and uncertainties. These are forward looking statements for the purposes of the Safe Harbor Provisions under the Private Securities Litigation Reform Act of 1995.

Actual results could differ materially from the results that may be anticipated or implied by such forward looking statements as a result of a variety of factors which are discussed in our annual report on Form 10K/A, other documents we file with the SEC, and the final joint proxy statement and prospectus filed recently by CSQ Holding Company which is the entity formed to effect a combination between Quinton and Cardiac Science.

Quinton undertakes no obligation to revise any forward looking statements in order to reflect the events or circumstances that may subsequently arise. Readers of our 10K and other documents we file with the SEC are urged to carefully review and consider the various disclosures made in these reports that attempt to advise interested parties of the risks and other factors that may affect our business prospects, and results of operations.

In today’s discussion we will comment on both actual results and certain pro forma or non-GAAP results. Reconciliations between GAAP results and these pro forma results are provided in today’s earnings release which will be available at our website at www.quintoncardiology.com.

We believe that this pro forma information provides meaningful comparisons of the ongoing aspects of our business.

Now I’ll turn to our financial results. As John mentioned, adjusting for non-operational items we have continued to significantly improve our operating profits, earnings per share, and cash flow. For the second quarter we reported pro forma earnings of seven cents per share and GAAP earnings of six cents per share.

This compares to 12 cents per share for the second quarter of 2004, however several non-operational factors contributed to the comparability of these results. First, second quarter 2005 results included $195,000 in costs relating to the Cardiac Science shareholder litigation. For some fairly complex reasons these charges are not considered capitalizable deal costs, and we had to expense them as incurred. From a practical standpoint this litigation has been resolved and we don’t anticipate material costs relating to these actions in the future.

Second, our prior year results included a onetime gain of $633,000 related to the disposition of a business line which, as we highlighted then and remind you now, should be excluded for purposes of comparing changes in our core operations.

Finally, the applicable tax rate for the periods ending June 30, 2005 is higher than for the period ending June 30, 2004, because the company eliminated its deferred tax asset valuation allowance in the fourth quarter of 2004. This means that we now report our results on a fully taxed basis even though that overstates our actual cash taxes.

So, adjusting the 2005 results to exclude these non-recurring litigation charges and adjusting the 2004 results to exclude the non-recurring gain on sale and to apply a pro forma tax rate comparable to the 2005 rate, pro forma earnings per share for the quarter ended June 30, 2005 would have been seven cents per share compared to five cents per share for the three months ended June 30, 2004, a 40% increase.

Looking at our year to date results on a similar basis, our pro forma 2005 year to date earnings per share would have been 14 cents as compared to pro forma earnings per share of 11 cents for the same period last year. That’s an increase of 27%.

Again reconciliations between GAAP and pro forma results are presented and explained further in our press release.

Our revenue for the second quarter was $22 million representing modest growth over the second quarter of 2004 of approximately 1.5%. While this $22 million result was within our previously stated range of expectations, it was at the low end of the range.

As you may recall from our first quarter call, we experienced some softness in our acute care channel in the first quarter of this year. This softness continued through the early part of the second quarter but our momentum increased significantly in the latter half of the quarter, particularly with respect to cardiac rehab shipments and data management bookings. So we finished strong and have momentum that we believe will carry us over into the second half of the year.

Our year to date revenue of $43.3 million is flat relative to the prior year. While we would obviously liked to have demonstrated some growth, we are encouraged by the recent pickup in momentum.

I would also note that our order activity has been stronger than our reported revenues. Due to the complexity of the installation of the Pyramis systems, as compared to most of our other products, we routinely experience a delay from the receipt of the order until we ship, deliver, and install the systems and recognize the related revenue.

As the order and delivery cycles normalize we’ll begin delivering more systems creating the lift in revenues that we’ve been expecting related to this product.

John mentioned our gross profit improvement. At 45% for the quarter and 45.4% year to date, we’re up well over two points as compared to last year. This improvement in gross margin is consistent with our long term model, being driven through ongoing cost reduction initiatives and continued increases in higher margin systems sales.

Now, as we pointed out before though, changes in product mix can cause temporary fluctuations in gross margin from quarter to quarter while not detracting from the continued overall long term improvement. So we consider the slight decline in gross margin from 45.8% in Q1 to 45% in Q2 to be well within the normal range of fluctuation and generally expect gross margin of 45 to 46% or more for the balance of this year.

Our operating expenses continue to be in line with our expectations. We note modest increases during the quarter generally reflecting an increased investment and research as well as expansion of our sales and marketing to support our future growth.

We also note that operating expenses include the merger related litigation charges we mentioned earlier. These costs relate to the Cardiac Science shareholder litigation and we don’t expect to incur substantial expenses related to this litigation in the future.

After adjusting for these merger-related litigation charges, pro forma operating income for the quarter would be $1.3 million. This compares to operating income of $1.1 million for the second quarter of last year, an increase of 19%.

Similarly, adjusting for the litigation charges, year to date pro forma operating income would be $2.6 million which compares to $2.2 million for the same period last year, an increase of 14%.

Our net income for the quarter was $0.9 million or six cents per share. As I mentioned at the outset, excluding the merger related litigation charges our pro forma earnings per share would have been seven cents, which compares to pro forma earnings per share of five cents last year. Again, an increase of 40%.

Likewise, pro forma year to date earnings per share would be 14 cents, which is 27% higher than comparable pro forma earnings per share of 11 cents for the same period last year.

Our cash flow from operations in the second quarter of $1.4 million is double that of the second quarter of last year, and we ended the quarter with $23.8 million in cash on the balance sheet. Our year to date cash flow from operations is $2.4 million which compares to cash generated from operations of only about $123,000 for the same period last year.

We believe that our strong cash flow continues to underscore the fundamental strength of our earnings and our business model. Now we’ll turn to the outlook.

We’ve updated our guidance for the balance of the year and while we’ve taken our revenue estimate down slightly in light of results so far this year, we have not changed our expectations for net income in earnings per share for the year, excluding of course the impact of the pending Cardiac Science merger.

In consideration of the year to date results and excluding the impact of the pending merger with Cardiac Science, we presently expect revenues for the full year 2005 to be between $91 and $94 million. And net income for the year to be between $5.1 and $5.7 million, or between 33 cents and 37 cents per fully diluted share.

With respect to the third quarter of 2005 we expect revenue to be in a range of $22.5 and $24 million, and we expect net income, fully taxed, to be in a range between $1.2 million and $1.6 million or between eight and 11 cents per fully diluted share.

While we expect the merger with Cardiac Science to receive the required approval from the respective stockholders of both Cardiac Science and Quinton, there can be no assurance that this will be the case. But our present expectation is that the merger will be approved and will close in the third quarter.

With that, I’d now like to turn it back to John.

John Hinson:	Thanks Mike. As you can tell from Mike’s summary we had a very strong quarter financially, despite a top line that was little soft. We improved our gross margin, generated substantial cash flow, and once you cut through the non-operational reporting issues, increased our profitability markedly.

I’d like to talk about the revenue side a little and help you understand why we remain optimistic about our prospects for growth in the second half and beyond. There are two interrelated factors which have inhibited our revenue growth year to date.

First, as Mike mentioned, we underestimated the total time from receipt of an order to actual revenue recognition for our cardiology data management or Pyramis systems. So while our order activity has been strong and we are seeing some benefit from the Cerner alliance, much of our progress has resulted in increased sales funnel and backlog rather than reported revenue so far this year.

We believe we will see revenue during the second half of the year from many of those systems we booked in the first half and that we will continue to see increases in both bookings and shipments in the coming quarters.

Second, the focus on the new web version of Pyramis, version 6.0 which was actually released today and should begin shipping in a few days, has diverted both product development and validation resources originally slated for new products in other areas, especially products targeted for primary care, but basically impacting all of our sales channels.

While this doesn’t impact the viability of any of these projects it has pushed them back a little. We’re still on track to put out some exciting releases in the coming quarters, but unfortunately the delays have had some impact on revenue year to date.

So we believe we are pursuing the right strategy with the right priorities and that we’re in a good position to drive additional revenue growth in Q3 and beyond. Before we open up for questions I’d like to update you on our progress with the pending merger with Cardiac Science.

We have now received approval from the SEC of our joint registration statement and proxy. The dates for the respective shareholder votes have been set for August 31 and we will be mailing the proxies this week.

We expect to get approval on both sides and would expect to close the transaction shortly after receiving shareholder approval, targeting an effective date of September 1.

Some of you have likely noticed that Cardiac Science also released its second quarter results this afternoon. Given that we are still separate companies, their team has scheduled a call to discuss their results independently.

However, clearly their revenues didn’t grow as fast as we had hoped, in part due to delays in obtaining regulatory approvals domestically and in Japan. In addition, we believe that competitors are continuing to exploit the uncertainty around the merger close date to stall sales in process.

Because of these circumstances, the expectations for 2005 revenues for Cardiac Science have been revised downward. We believe that this is a timing issue; that the approvals will ultimately be obtained, and that the opportunities associated with these products which relate to specifically to the GE and Nihon Kohden alliances will be realized post merger.

At the same time, as a result of our more detailed merger planning we have identified additional annual cost savings of $2 to $4 million which is an increase from our earlier estimate of $10 million. So we believe we will enter 2006 with a significantly smaller cost structure than we had originally anticipated.

We are enthusiastic about this combination for all the reasons we’ve previously articulated. I spent some time planning our post-merger future with the new executive team last weekend. As a result of that meeting, as well as the interactions over the last several months, I remain confident not only about the potential of the merger but also our ability to achieve that potential.

We continue to believe that the merger is a great opportunity for Quinton and its shareholders as well as for the shareholders of Cardiac Science.

In conclusion then, we are pleased that we achieved expectations for the second quarter and that we generated significant gross margin improvement, operating profit, and cash flow.

We continue to expect 2005 to be a solid year for Quinton independently. We believe that the merger with Cardiac Science dramatically increases the opportunity for the future by creating a larger and stronger combined company with substantial opportunity to grow revenues, profits, cash flows, and shareholder value.

We also believe that the potential benefits of the merger remain underappreciated by the market and are confident that this will be corrected over time.

With that we’ll now open up the lines to take any questions you might have.

Operator:	At this time I would like to remind everyone in order to ask a question press star 1 on your telephone keypad.

We will pause for just a moment to compile the Q&A roster.

Your first question comes from (Dalton Chandler) of (Needham and Company).

(Dalton Chandler):	Good afternoon.

John Hinson:	Hi (Dalton).

Mike Matysik:	Hi (Dalton).

(Dalton Chandler):	Could I just confirm then that the only thing you’re lacking to close the merger are the shareholder approvals?

John Hinson:	That is correct.

(Dalton Chandler):	Okay. And then the additional $2 to $4 million of savings, or well, let me ask it a different way. You’re now saying you expect to save $12 to $14 million in total. What do you think the timing is before you fully realize that amount?

John Hinson:	We’re still looking for that amount to be on the same timing, which would be realizing substantially all of that between now and the end of the year.

(Dalton Chandler):	Of the end of ’05.

John Hinson:	The end of ’05, correct.

Mike Matysik:	So that it’s all in place (Dalton) by the time we start 2006.

(Dalton Chandler):	Okay. Great. And then you talked about the softness in the acute care channel and how that changed toward the end of the quarter. Could you just talk about what you think happened to change it for you?

John Hinson:	Well I think that the things that we highlighted earlier in both the press release and the call were the main drivers, which was that we had a slower first quarter on cardiac rehab sales and that reversed itself during the second quarter.

And then we continue to make progress on Pyramis particularly in terms of the number of opportunities in our sales funnel as well as our backlog. And so we see momentum building up in both areas as we look towards the second half of the year.

(Dalton Chandler):	Okay. Could you give us some sense of how the backlog has grown for Pyramis?

John Hinson:	Well I think that since last year we have had substantial increases – if we look at the last 12 months I would say that the backlog has increased two to three X versus where it was maybe end of June last year.

(Dalton Chandler):	Okay. And a sense of what Cerner has contributed to that?

John Hinson:	Actually up to this point Cerner’s contributed only modestly to that. Where Cerner has made some impact would be more in the sales funnel activity level where we have identified a number of opportunities with Cerner.

One of the challenges we’ve had in the Cerner relationship is they’ve done some restructuring on their side and have changed a number of the personnel that are working on the alliance. We are reestablishing those relationships and getting those players to communicate better going forward.

And I think also the version 6.0, which in addition to the web functionality, has the capability to communicate with the Cerner system, will help in this regard.

(Dalton Chandler):	Okay. All right thanks a lot.

John Hinson:	Sure.

Operator:	Your next question comes from (Amit Hazan) of (SunTrust Robinson Humphrey).

(Amit Hazan):	Hi good afternoon guys.

John Hinson:	Hi.

(Amit Hazan):	Just one quick question on guidance. Maybe you can just give us a little bit of a better picture as we go into really the backend of this year. The fourth quarter looks like it might need a big jump in sales. Is there anything specifically that you’re looking for in the fourth quarter to happen?

Mike Matysik:	(Amit) as John pointed out we believe that we’ve generated some additional momentum in our acute care channel and I think as we get that going particularly with our ECG management, our Pyramis system, and the Cerner alliance starts to kick in, I think that that will help pull through a lot of revenue just directly with those system sales and the ancillary systems that go with those, whether it’s ECG or in some cases Holter and some stress and other things.

So, and I think if you look at our business traditionally, our fourth quarter has been a lot stronger. So I don’t think that what we’re projecting is anything really heroic compared to what we’ve done in the past. We’re just – we believe that we need a strong third and fourth quarter and we believe that we have all the things aligned in our favor to accomplish that.

(Amit Hazan):	Okay. And just with regard to service real quick, maybe just give us a little clarity. It looked like it was a little weak on that line. And maybe with regard to gross margins, is that down again, did you have — because of the new hires or anything else that might be going on there.

Mike Matysik:	Yeah that’s a good question (Amit). You know, first our service business and our systems business are very closely aligned. And it’s a little bit; I mean we tend to look at the total picture a lot more than we look at the individual pieces.

But it is – we have to address the pieces as well. And what we’ve seen on our service business is some erosion of our revenue. You see that it’s down a little bit and this isn’t just the loss of the Cath system, you know, service that we had before. But we’ve actually seen a small decline in our parts and billable labor revenue.

And what’s happened really is we’ve turned over some of our older legacy installed base and replaced it with new systems, we’re just not getting as much of that kind of service revenue associated with that. And so far our new contract revenue hasn’t quite caught up with that and we still have some people who are under warranty and things like that.

Now we were seeing some trends in the direction that lead us to believe that that contract revenue is soon going to turn back and overcome the decline that we’re seeing in the parts side. But I think it’s going to take us several quarters to get there.

So as we look at it we have – we would project sort of flat service revenues for the next couple of quarters. And probably margins that are roughly flat as well on that side. And as you pointed out yes, we have added some service infrastructure, in particular to support our ECG management rollout and the bookings and the sales activity that we’re experiencing.

So we get caught a little bit from both sides. But again when we look at that, the added infrastructure really supports our systems revenue business as well. So we look at this on a total revenue and total margin basis. And we think, you know, we’ve done pretty well with our margins in that respect and we expect to see the revenues turn back up.

(Amit Hazan):	Okay. And then with regard to international I don’t know if I missed it, I didn’t hear you guys talk about it. You were highlighting it on the last earnings call. Can you maybe give us an idea what percent of sales that was and what you saw in the international market?

John Hinson:	Well Mike’s going to look up the percent of sales. But I know just off the top of my head that the first half results were 21% over where they were first half of last year.

Mike Matysik:	Yeah and actually (Amit) we still stay in that kind of the 7 to 8% range as far as our international business as a percentage of sales.

(Amit Hazan):	Okay perfect. And then just the last question, with the additional cost savings of $2 to $4 million, maybe just a little bit more clarity on where exactly that is coming from. Where did you discover that additional savings?

John Hinson:	Sure, I mean as we went through the integration plan we found some additional things, basically resulting from reductions on spending on some lower priority items, deciding not to fill certain positions we anticipated would be open. And in that range of 35 to 50 people that we had sort of talked about in terms of the combined company’s net reduction, closer towards the upper end of the range.

So it’s basically around those areas that we see the opportunity for additional savings.

(Amit Hazan):	Perfect. Thanks very much.

John Hinson:	Sure.

Operator:	Your next question comes from (Alan Robinson) of (Delafield Hambrecht).

(Alan Robinson):	Afternoon John, Mike.

Mike Matysik:	Hi.

John Hinson:	Hello (Alan) how are you?

(Alan Robinson):	Very well, thanks.

John Hinson:	Great.

(Alan Robinson):	On the — just to drill down a little further regarding the guidance, I guess revenues were a little light in the second quarter here perhaps by about a million compared to consensus. And yet annual revenue guidance is down by $2 million.

Now given what you’ve said regarding your view that perhaps the sales funnel is, or the sales cycle is lengthening and backlog is getting larger, how do you square the sort of drop in revenue guidance there? Is it a case of some of this backlog being pushed through to next year? Or can you just give us a flavor for what’s going on there.

John Hinson:	Yeah I would say that that in part is driving the expectation there. I think we’re looking at the first half and trying to simply be realistic about how the second half comes in.

Again, we would not rule out any upside on that. And the fact that people would want to get things installed by the end of the year. But I think we’re just simply trying to be realistic in terms of how we see things shaping up over the coming two quarters.

(Alan Robinson):	Are we still looking at the same seasonality pattern in the fourth quarter being...

John Hinson:	In terms of the fourth quarter being a fairly strong quarter for us?

(Alan Robinson):	Yeah.

John Hinson:	Yes absolutely.

(Alan Robinson):	Okay.

Mike Matysik:	I would just remind (Alan) that, you know, we have not taken down our income guidance at all in association with that. So we believe that through a combination of strong gross margins and continued cost control on the operating side that we’re going to still deliver bottom line.

(Alan Robinson):	Okay well that leads to my second part of my question there. We’ve got a slight declining revenue guidance. You’re maintaining net income guidance. Is there anything below the line, I mean that contributes to that? I see your interest and other income is quite a bit higher this quarter. Is that contributing meaningfully to the fact that you’re keeping your net income guidance similar?

Mike Matysik:	Not particularly. I mean certainly we’re benefiting from slightly higher interest rates than we had planned on. But that’s not a major driver. And I think, you know, there’s still a range of $5.1 to $5.7 million is what our net income range is. And within that, you know, a little bit of interest income or non-operating income isn’t going to make that much difference to that result.

So no, we believe it’s principally our gross margins and expense control on the operating expenses that are keeping in place our overall, you know, bottom line guidance.

John Hinson:	Yeah, and one of the things I would point out there (Alan) is that, and I think we mentioned this in the earnings release, we – a lot of the investments that we anticipated we needed to make to fund our growth we did make during the first half. And we’ll continue to make some of those investments but I think that we’re in a good position in terms of our infrastructure to support future revenue growth where we are right now.

(Alan Robinson):	Okay. Thanks. And last question is just kind of qualitative really. Given that sales seems to be slipping a little compared to our estimates both at Quinton and Cardiac Sciences, is there an element of morale playing a part here? And to that extent if there is, do you see this merger really starting to kick start people, the sales force and allowing your staff to have greater clarity with what’s going on through ’06?

John Hinson:	Yeah I think that’s a good question (Alan) and I’m not really sure how to answer that. I guess it’d be kind of convenient to ascribe some of where we are to the morale. But I’m not sure that the sales forces are reacting to that more than just the realities of the unique situations they face.

I think in Quinton’s case we’ve outlined some of those reasons based on what we anticipate from one of our major growth drivers, which is ECG Management. I think in the Cardiac Science case it’s probably not morale related towards the merger because I think that their team’s actually excited about it, in part because of the approach the competition has taken in selling against them. Not based on product features or service offerings or technology but based on the company’s situation and raising questions around that.

So my sense is that the morale is neutral to positive on that and that the revenue situation is driven by other business factors.

(Alan Robinson):	Okay. Thank you.

John Hinson:	Thank you.

Operator:	Your next question comes from (Fred Toney) of Midcap Management.

(Fred Toney):	Good afternoon guys.

John Hinson:	Hey (Fred).

(Fred Toney):	Good to talk to you. Just specifically on the Cardiac Science’s lowering of the guidance going out, can you give us any more granularity on what, if any, I’m trying to figure out – are the negotiations going to stay the same? You’re basically status quo. You’ve been able to find savings so you’re going to basically accept the fact that their business is not going to be quite as robust as you thought it was going to be when you first set the deal terms?

John Hinson:	Yeah that is essentially the situation. I think the good news is twofold in that. One is obviously we found some additional savings. And we’re not ruling out that there could be other things that we could do in terms of efficiency or cost improvements. But we found some additional opportunities there.

The second thing and maybe more importantly is that– most of where their shortfall is coming is driven by these approvals and the fact that they haven’t gotten the approval in Japan which you can see because they’re up sequentially in their domestic business in AEDs. And even up slightly in AEDs overall despite the challenges overseas.

So I think the approval of those seem to be forthcoming as well as for the GE arrangement and those both represent substantial revenue as we look into the 2006 period. So the valuation of 2006, which is really where you have to look on this given that we have a fair amount of consolidation and restructuring to do between now and the end of the year. That fundamental outlook hasn’t really changed.

(Fred Toney):	So if that’s the case for their lowered guidance then if you had taken a hard look at 2006 previously and if those approvals still come, then we should expect no change in really the sales outlook for that business for ’06? Is that right?

John Hinson:	At this point I don’t think that...

(Fred Toney):	Assuming the approvals came, you know...

John Hinson:	Yeah I mean I wouldn’t change my general outlook for ’06 too much. I mean what happens is, as a result of the change in guidance in 2005, it does change the baseline. But if you assume that instead of them having revenues related to these activities in Q3 and Q4, that they just have it maybe in portions of Q4, then it still rolls over into a similar fashion into 2006. Then it may change the growth rate somewhat year over year but it doesn’t change the overall outlook.

(Fred Toney):	And with regard to the savings you found, I know largely synergistic savings, but are they found savings mostly on their side of the ledger or on your side?

John Hinson:	Well I would say that there’s two types of savings. One is merger consolidation based on eliminating duplication and those kinds of things. And those were where we went originally in terms of the $10 million knowing that we had those understood.

The cost management savings which is associated with structuring a business appropriate to where it’s coming out is the other part of savings. And I think the vast majority of those changes impact Cardiac Science based on just the economics of where they are business wise versus where Quinton is business wise.

(Fred Toney):	Okay great.

John Hinson:	Hopefully I’ve answered your questions.

(Fred Toney):	You have, thank you. It was helpful.

Operator:	At this time I would like to remind everyone in order to ask a question please press star then the number 1 on your telephone keypad.

Your next question comes from (Michael Martin) of the Small Cap Report.

(Michael Martin):	Good afternoon and congratulations.

John Hinson:	Thanks (Michael).

(Michael Martin):	Just a couple of questions. On the Cardiac Science, can you give us a little more color on why the competitors are able to influence the revenue because of the merger? What are they concerned about?

John Hinson:	Well what happens is — you have to think about the nature of the selling process which is that they’re selling to corporate customers, universities, fire and police departments. And so what happens in the selling process is they get into competitive situations and the competitors point to the fact that Cardiac Science is facing financial challenges and that the merger is not completed yet.

So that they haven’t been able to tell the rest of the world that they’ve definitively addressed the challenges that they’ve had in the past.

(Michael Martin):	Okay so...

John Hinson:	Competitors point to the fact that the merger is not actually closed at this point to sort of give them a leg up in terms of competitive situations.

(Michael Martin):	So when the merger closes all that worry is history and it’s not a problem.

John Hinson:	Yeah that becomes a different debate. Now competitors are competitors, they will find other things obviously to point to and talk about, but obviously in this kind of environment that’s a huge competitive disadvantage.

(Michael Martin):	Will you give more detailed guidance about the combined companies after the merger is closed?

Mike Matysik:	(Michael) we generally would give guidance on a standalone basis for 2006 after we’ve closed 2005 and so we still have another half of the year to go here. We also aren’t sure exactly when the merger will close. We think it’ll close shortly after the vote on August 31.

And then there’s just a lot of moving parts. So absolutely we’ll try to keep everyone posted and give some high level guidance for Q4 as we get there. And what we’ve talked about is at least some revenue guidance and some margin guidance for ’06 already. And that revenue guidance is, to reiterate, is that we would expect that the revenues would grow in the double digits, kind of the lower end of the double digit range.

And the margins, you should look at on a blended basis, plus maybe a little pickup for the combination synergies.

(Michael Martin):	Okay. Final question, on the Quinton standalone what kind of, should we assume a continuing 33% tax rate?

Mike Matysik:	That’s the best we have at this point. That’s subject to change due to a variety of factors. But at this point we think 33% is the best rate.

(Michael Martin):	And that goes into ’06?

Mike Matysik:	Correct.

(Michael Martin):	Okay. Thank you very much.

Mike Matysik:	All right.

John Hinson:	Thank you.

Operator:	Your next question comes from (JD Delafield) of (Delafield Hambrecht).

(JD Delafield):	Hello?

John Hinson:	Hey (JD).

(JD Delafield):	Hey John. I want to revisit a question I had last time which is, and you can just hopefully correct me if I’m not thinking about this the right way. But if Quinton was going to do somewhere, you know, $10 million plus or minus of EBITDA next year, and if this savings are – what are we saying now – 12 to 14. And the run rate revenue is nothing to make us think it’s going to be better or worse for next year for Cardiac Science and I think they will breakeven to slightly positive. Is it fair to still be thinking about this sort of mid-twenties to upper twenties kind of cash flow for next year if all of that pares out?

Mike Matysik:	I think your starting point might be a little bit high for this year. So I think you might be, kind of, more on the lower twenties.

(JD Delafield):	Okay.

Mike Matysik:	But basically following the same logic.

(JD Delafield):	Okay.

Mike Matysik:	Low to mid-twenties.

(JD Delafield):	Yeah. And then there’s the part that potentially bumped it up to, I guess mid to high twenties was consummation of this litigation between Cardiac Science and Phillips which seems to be consuming a lot of capital. We’re obviously not listening to their call right now. But any update on the progress that’s been made there?

John Hinson:	Yeah on the litigation, I mean you’re right. The numbers that we have used for planning purposes anticipate fully prosecuting the Phillips litigation through to trial. So to the extent anything would change there then that would be potential upside.

And there’s really been no additional progress there. There was a schedule for a Markman hearing that was supposed to take place late summer. That seems to have been pushed off to more like early fall timeframe. So there’s been no additional progress on the lawsuit front at this point.

(JD Delafield):	Okay. And can you tell us what you budgeted for litigation expense? Or is that something you’d rather not say?

Mike Matysik:	Yeah I think we’d rather not say.

(JD Delafield):	Okay that’s fine. Okay, thank you.

John Hinson:	But we have fully anticipated the expenses that we think...

(JD Delafield):	And that’s already baked into your guidance.

Mike Matysik:	Right.

John Hinson:	That’s already baked into the guidance. And, you know, the other thing I would point out is that, you know, we wouldn’t rule out that there would be additional possible upsides in expenses. And we have never as part of the expectation talked specifically about the revenue synergy opportunities in the domestic medical and the international channels.

(JD Delafield):	Right.

John Hinson:	So we could...

(JD Delafield):	With international being perhaps greater then relative to what you do today?

John Hinson:	Right, absolutely. So I think that, you know, that remains to be seen as to when and where we can realize. We believe that there’s some upside and as we get a better handle on that we can probably give a little more specifics around those areas.

(JD Delafield):	Okay. Thank you.

John Hinson:	Great, thanks.

Operator:	At this time there are no further questions.

John Hinson:	Okay.

Operator:	I’d like to thank you for participating in today’s Quinton Cardiology Systems Quarter Two Earnings conference call. This call will be available for replay beginning at 7:30 pm Eastern standard time today through midnight on August 11, 2005.

The conference ID number for the replay is 8003206. Again the conference ID number for the replay is 8003206.

The number to dial for the replay is 1-800-642-1687 or 706-645-9291.

Mr. Hinson will there be any closing remarks?

John Hinson:	Yes. Thank you for participating in the call today. As was mentioned by the operator an Encore recording of the call will be made available and she’s provided you the call-in numbers. Or you can visit our website at www.quintoncardiology.com to access the audio archive.

We appreciate your support and interest in Quinton and thank you for joining us this afternoon.
END